September 3, 2009

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Gareth West, President
Encore Brands, Inc.
502 East John Street
Carson City, NV 89706

RE: **Encore Brands, Inc.**
Form S-1/A filed August 11, 2009
File No. 333-156612

Dear Mr. West:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, your registration statement does not include interim financial statements that meet the age requirements of Rule 8-08 of Regulation S-X, pursuant to Item 11(e) of Form S-1. For these reasons, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the registration statement.

Please understand that we may have additional comments after reviewing your amendment.

You may contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Office of Beverages, Apparel and
            Healthcare

cc: Gareth West, President
         Via facsimile: (775) 201-8331